Second Quarter 2018 Earnings Call July 24, 2018 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Q2 2018 Highlights Total Shipments up 4% compared to Q2 2017 Successfully executing on our automotive strategy with shipments up 20% Revenue increased 7% YoY to €1.5 billion on higher metal prices and higher shipments Net income of €55 million compared to net income of €15 million in Q2 2017 Adjusted EBITDA of €151 million increased 19% YoY H1 2018 up 22% YoY Increasing 2018 Adjusted EBITDA growth guidance to a range of 11% to 13% Net Debt / LTM Adjusted EBITDA of 4.3x down from 5.1x YoY Strong Q2 results; Expect over €500 million of Adjusted EBITDA in 2019

A&T Adjusted EBITDA of €43 million Continued focus on developing TID end markets Transportation, Industry and Other rolled product shipments up 7% YoY in H1 2018 Q2 2018 Segment Highlights P&ARP Adjusted EBITDA of €75 million Automotive rolled product shipments increased 27% YoY FT3 ramp up in Neuf-Brisach on track U.S. automotive readiness program progressing Focused on Bowling Green ramp up AS&I Adjusted EBITDA of €39 million End market demand remained strong Automotive and Other extruded product shipments up 11% and 5% YoY, respectively Major growth programs on track Nominations of over €750 million in H1 2018 Corporate Project 2019 achieved €32 million of annual run rate cost savings as of June 30, 2018 Completed the sale of the North Building Assets of Sierre plant in Switzerland to Novelis for €200 million in July

Peter Matt Chief Financial Officer

Adjusted EBITDA Bridges YTD 2018 vs. YTD 2017 Q2 2018 vs. Q2 2017 € millions +19% +22% € millions

Q2 2018 Performance Highlights Adjusted EBITDA of €75 million Higher automotive shipments Improved price & mix due to higher auto shipments and favorable metal costs Good cost control partially offset by incremental costs from the ramp up of automotive programs Unfavorable FX translation Packaging and Automotive Rolled Products Adjusted EBITDA Bridge € in millions Q2 2018 Q2 2017 Var. Shipments (kt) 266 258 3% Revenues (€m) 801 736 9% Adj. EBITDA (€m) 75 57 30% Adj. EBITDA (€ / t) 279 221 26%

Q2 2018 Performance Highlights Adjusted EBITDA of €43 million Higher Aerospace rolled product shipments Weaker price and mix and unfavorable metal costs Solid operating cost performance Unfavorable FX translation Aerospace and Transportation Adjusted EBITDA Bridge € in millions Q2 2018 Q2 2017 Var. Shipments (kt) 65 63 1% Revenues (€m) 356 366 (3)% Adj. EBITDA (€m) 43 41 8% Adj. EBITDA (€ / t) 681 639 7%

Q2 2018 Performance Highlights Automotive Structures and Industry Adjusted EBITDA Bridge € in millions Adjusted EBITDA of €39 million Higher shipments of both Automotive and Other extruded products Improved price and mix Slightly higher costs Q2 2018 Q2 2017 Var. Shipments (kt) 66 62 7% Revenues (€m) 327 288 13% Adj. EBITDA (€m) 39 33 19% Adj. EBITDA (€ / t) 585 530 10%

Project 2019 Three Pillars Cost Reduction €32 million of annual run rate cost savings achieved as of June 30, 2018 Wide range of additional cost reduction initiatives underway Working Capital Improvement Committed to further improvement of working capital turns Expect working capital investments related to the ramp up of growth projects Capital Discipline Capex guidance of €275 million for 2018 Maintenance spending of €150-175 million 80 Project 2019 continuing to provide benefits

Net Debt and Liquidity € in millions Net Debt and Leverage Maturity Profile Liquidity Debt / Liquidity Highlights Committed to deleveraging Q2 2018 leverage of 4.3x down from 5.1x YoY No bond maturities until 2021 Ample liquidity of over €500 million Sierre asset sale proceeds received in July Reduced leverage, ample liquidity and no bond maturities until 2021 € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA

Jean-Marc Germain Chief Executive Officer

End Market Updates Automotive: North America: SAAR stronger YoY in Q2 Europe: Market continued to grow YoY in Q2 Demand for luxury cars, light trucks, and SUVs remains strong Global trade uncertainty Aerospace: Sustained OEM build rates OEM backlogs remain near record highs Packaging: Market remains stable ABS conversions expected to help North American market balance over the medium to long term Conversion from steel to aluminium driving growth in Europe Other Markets Transportation, Industry and Defense North America: Strong transportation, industry and defense markets Europe: Strong defense market; stable industry market Industry (Extrusions) Europe: Demand remains very strong across end markets

Financial Guidance and Outlook Based on our current outlook, we expect: 11% to 13% Adjusted EBITDA growth in 2018 High single digit Adjusted EBITDA growth in 2019 Adjusted EBITDA of over €500 million in 2019 Targeting positive Free Cash Flow in 2019 Net Debt / Adjusted EBITDA target of below 3.5x Focused on delivering on our strategy and increasing shareholder value

Q&A

Appendix

Net Debt Reconciliation June 30, 2018 March 31, 2018 December 31, 2017 September 30, 2017 June 30, 2017 Borrowings 2,184 2,093 2,127 2,257 2,326 Fair value of cross currency basis swaps, net of margin calls 20 46 32 31 11 Cash and cash equivalents (166) (211) (269) (300) (286) Cash pledged for issuance of guarantees — (1) (1) (1) (7) Net Debt 2,038 1,927 1,889 1,987 2,044 LTM Adjusted EBITDA 479 455 431 412 398 Leverage 4.3x 4.2x 4.4x 4.8x 5.1x € millions

Reconciliation of Net Income to Adjusted EBITDA  € millions Three months ended June 30, 2018 Three months ended June 30, 2017 Six months ended June 30, 2018 Six months ended June 30, 2017 Net income 55 15 31 28 Income tax expense 25 12 29 39 Income before income tax 80 27 60 67 Finance costs – net 36 39 70 93 Share of loss of joint-ventures 9 7 12 13 Income from operations 125 73 142 173 Depreciation and amortization 46 41 90 84 Restructuring costs — — — 2 Unrealized (gains) / losses on derivatives (11) 10 43 (18) Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net — 1 (1) 5 Gain on pension plan amendments — — — (22) Share based compensation costs 3 1 6 3 Metal price lag (20) (7) (24) (20) Start-up and development costs 5 5 9 10 Manufacturing system and process transformation costs — 1 — 1 Losses on disposals 3 1 4 2 Other — 1 (1) — Adjusted EBITDA 151 127 268 220

Reconciliation of Net Income to Adjusted EBITDA  € millions Twelve months ended June 30, 2018 Twelve months ended March 31, 2018 Twelve months ended December 31, 2017 Twelve months ended September 30, 2017 Twelve months ended June 30, 2017 Net (loss) / income (28) (68) (31) 29 23 Income tax expense 70 57 80 62 63 Income / (Loss) before income tax 42 (11) 49 91 86 Finance costs – net 220 223 243 164 175 Share of loss of joint-ventures 28 26 29 27 25 Income from operations 290 238 321 282 286 Depreciation and amortization 177 172 171 171 167 Restructuring costs 2 2 4 3 3 Unrealized losses / (gains) on derivatives 4 25 (57) (46) (36) Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities – net (2) (1) 4 1 4 Loss / (gain) on pension plan amendments 2 2 (20) (20) (22) Share based compensation costs 11 9 8 7 6 Metal price lag (26) (13) (22) (23) (29) Start-up and development costs 16 16 17 23 22 Manufacturing system and process transformation costs 1 2 2 2 2 Wise purchase price adjustment — — — (1) (20) Losses on disposals 5 2 3 12 12 Other (1) 1 — 1 3 Adjusted EBITDA 479 455 431 412 398

Borrowings Table € millions June 30, 2018 December 31, 2017   Nominal Value in Currency Nominal Rate Effective Rate Nominal Value in Euros (Arrangement fees) Accrued Interests Carrying Value Carrying Value Secured Pan US ABL           (due 2022) $90 Floating 4.32% 77 — — 77 65         Secured Inventory Based Facility (due 2019) — Floating — — — — — — Senior Unsecured Notes Constellium N.V. (Issued May 2014, due 2024) $400 5.75% 6.26% 343 (4) 2 341 332 Constellium N.V. (Issued May 2014, due 2021) €300 4.63% 5.16% 300 (3) 2 299 298 Constellium N.V. (Issued February 2017, due 2025) $650 6.63% 7.13% 558 (12) 12 558 541 Constellium N.V. (Issued November 2017, due 2026) $500 5.88% 6.26% 429 (8) 10 431 413 Constellium N.V. (Issued November 2017, due 2026) €400 4.25% 4.57% 400 (7) 6 399 395 Unsecured Revolving Credit Facility (due 2021) — Floating — — — — — — Other loans (including Finance leases)   76 — 3 79 83 Total Borrowings       2,183 (34) 35 2,184 2,127 Of which non-current     2,054 2,021 Of which current 130 106